NEWS RELEASE
TSX Trading Symbol: BZA

AMERICAN BONANZA CLOSES $8.1 MILLION PRIVATE PLACEMENT

June 2, 2006 - AMERICAN BONANZA GOLD CORP. (TSX: BZA) (“Company”) is pleased to announce that it has closed the previously announced private placement for total gross proceeds of $8,140,000 with a syndicate led by Dundee Securities Corporation and including Haywood Securities Inc. (the "Agents").

The proceeds from this financing will be used primarily to undertake a major drilling campaign to expand the known high grade gold resources at Bonanza’s 100% owned Copperstone project located in Arizona and to undertake and continue its extensive drilling program at its 100% owned Fenelon and La Martiniere projects located in Quebec.

The private placement consists of 7.4 million common shares which were designated as flow through shares at a price of $0.55 per flow through share for gross proceeds of $4,070,000, and 7.4 million units at a price of $0.55 per unit for gross proceeds of $4,070,000. Each unit is comprised of one common share and one half of one transferable common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.65 for a period of 18 months after the closing date.

The Agents received a cash commission equal to 7% of the total gross proceeds of the offering. The Agents also received compensation warrants exercisable for non-flow-through common shares of Bonanza equal in number of 7% of the number of flow-through shares and units sold under the private placement. The compensation warrants are exercisable at a price of $0.65 per compensation share for a period of 18 months after the closing date.

All securities issued in connection with the private placement will be subject to a minimum four month hold period.

About Bonanza

Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada, areas specifically chosen for their large gold endowments and stable political climates. Bonanza is advancing both its high grade Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza has approximately 100 million shares outstanding and is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com.

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, including the likelihood of commercial mining, plans with respect to the use of funds, and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results, uses or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:

Giulio T. Bonifacio, Executive Vice President, CFO
604-688-7511

Ascenta Capital Partners Inc.
Attention:	Bruce Korhonen
Toll free	1-866-684-4743 ext. 30
Email	bruce@ascentacapital.com